Kids Only Market Inc.
304, 1020 14th Ave., SW
Calgary, Alberta, T2R 0N9

February 16, 2011

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549

Attn: Shehzad Niazi

Re:          Kids Only Market Inc.
Registration Statement on Form S-1
File No. 333-171486

Dear Shehzad Niazi,

In response to your comment letter dated January 26, 2011 we have filed an amendment to the S-1 which was originally filed on December 30, 2010.

Registration Statement on Form S-1

Prospectus Cover Page

1.  The disclosure on the prospectus cover page  “[w]e will not control or determine the price at which a selling shareholder decides to sell its shares.” has been deleted.

2.  The disclosure has been revised as follows:

We intend to have a market maker file an application for our common stock to be quoted on the OTC Bulletin Board and/or the OTCQB, the middle tier of the OTC Market.

3.  The disclosure has been clarified as follows:

The sales price to the public is fixed at 0.02 per share until such time as the common shares are quoted on the OTC BB, the OTC QB or listed on a national securities exchange.

4.  The disclosure has been revised as follows:

The selling shareholders, brokers or dealers effecting transactions in these shares should confirm that the common shares are registered under applicable state law or that an exemption from registration is available.

Summary, page 3

5.  The “Sales by Selling Shareholders” has been clarified as follows:

The selling shareholders must sell at a fixed price of $.02 until our common shares are until such time as the common shares are quoted on the OTC BB, the OTC QB or listed on a national securities exchange.

Risk Factors, page 5

6.  Risk factor added.

7.  Risk factor added.

Description of Business, page 11
General

8.  Description added.

In General, page 11

9.  Revised to clarify.

10.  Revised to clarify.

11. Date added.

12.  The 10-K referenced was dated January 2010, and the figures have not been updated in any of Toys-R-Us’s disclosure since.

13.  Paragraph revised.

14.  Statisitic removed.

Our Business, page 13

15.  Revised to clarify.

16.  Tabular disclosure revised to narrative.

The Website, page 15

17.  Revised to clarify.

18.  Revised to clarify.

19.  Revised to clarify.

Pricing Strategy, page 16

20.  Revised to define.

21.  Premium listings clarified. Premium services relates to statements made by Kijii (ebay) not representations of Kids Only Market.

22.  Expanded to clarify.

Competition, page 19

23.  Revised to clarify.

24.  Removed.

Plan of Distribution and Selling Shareholders, page 8

25.  The following disclosure has been added.  No risk factors have been added.

State Law Restrictions on Resale

If a selling security holder wants to sell our common shares under this registration statement in the United States, the selling shareholders will also need to comply with the states securities laws with regard to secondary sales.  All states offer a variety of exemption from registration for secondary sales.  Many states, for example, have securities of issuers that public continuous disclosure of financial and non-financial information in a recognized securities manual, such as Standard & Poor’s.  The broker for a selling shareholder will be able to advise a selling shareholder which states our common stock is exempt from registration with that state for secondary sales.

Any person who purchases common shares from a selling shareholder under this registration statement who then wants to sell such shares will also have to comply with state laws regarding secondary sales.  When the registration statement becomes effective, and a selling shareholder indicates in which state(s) he desires to sell his shares, we will be able to identify whether it will need to register or it will rely on an exemption there from.

Description of Securities, page 21
Common Stock, page 21

26.  Revised.

Pre-emptive Rights, page 22

27.  The statement has been deleted.

28.  Corrected.

Management’s Discussion and Analysis, Page 23

29.  Corrected.

30.  Revised to add expected timing.

Directors, Executive Officers, Promoters and Control Persons, page 25

31.  Reconciled.

32.  Revised to clarify.

Involvement in Certain Legal Proceedings, page 27

33.  The disclosure has been revised for accuracy.

Certain Relationships and Related Transactions, page 31

34.  Revised.

Market for Common Equity and Related Stockholder Matters, page 31

35.  The disclosure has been revised to provide the information required by Item 201(a)(2) of Regulation S-K.

Financial Statements, page 35
General

36.  December 31, 2010 financials added as well as an updated consent.

Part II
Item 14, Indemnification of Directors and Officers, page 46

37.  The disclosure has been revised as follows:

Our bylaws provide that:
   a.    the directors will cause the registrant to indemnify a director or former director of the registrant and the directors may cause the registrant to indemnify a director or former directors of a corporation or which the registration is or was a shareholder and the heirs and personal representatives of any such person against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonable incurred by him or them including an amount paid to settle an action or satisfy a judgment inactive criminal or administrative action or proceeding to which he is or they are made a party by reason of his or her being or having been a director of the registrant or a director of such corporation, including an action brought by the registration or corporation.  Each director of the registrant on being elected or appointed is deemed to have contracted with the registrant on the terms of the foregoing indemnity.

   b.   the directors may cause the registrant to indemnify an officer, employee or agent of the registrant or of a corporation of which the registrant is or was a shareholder (notwithstanding that he is also a director), and his or her heirs and personal representatives against all costs, charges and expenses incurred by him or them and resulting from his or her acting as an officer, employee or agent of the registrant or corporation. In addition, the registrant shall indemnify the secretary or an assistant secretary of the registrant (if he is not a full time employee of the Corporation and notwithstanding that he is also a director), and his or her respective heirs and legal representatives against all costs, charges and expenses incurred by him or them and arising out of the functions assigned to the Secretary by the Corporation Act or these Articles and each such secretary and assistant secretary, on being appointed is deemed to have contracted with the registrant on the terms of the foregoing indemnity.

  c.   the directors may cause the registrant to purchase and maintain insurance for the benefit6 of a person who is or was serving a director, officer, employee or agent of the registrant or as a director, officer, employee or agent of a corporation of which the registrant is or was a shareholder and his or her heirs or personal representatives against a liability incurred by him as a director, officer, employee or agent.

Yours truly,

/s/ Paul Pearlman

Paul Pearlman
President